March 10, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Ohanae, Inc.
Amendment No. 5 to Offering Statement on Form 1-A
Filed March 3, 2023
File No. 024-11927

Ladies and Gentlemen:

On behalf of Ohanae, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Tuesday, March 14, 2023, or as soon thereafter as is practicable.

Sincerely,

Ohanae, Inc.

By:	/s/ Greg Hauw
Name:	Greg Hauw
Title:	Chief Executive Officer

Cc:  Jeanne Campanelli, Esq.

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